Exhibit 12.1

Enable Midstream Partners, LP
Computation of Ratio of Earnings to Fixed Charges and Ratio of Earnings to Combined Fixed Charges and Preferred Unit Distributions

	Pro Forma(4)	For the year ended December 31,
	2016	2016	2015	2014	2013	2012
		(In millions)
Earnings:
Income (loss) before income taxes (before earnings from equity method affiliates)(1)	$269	$286	$(800)	$515	$411	$488
Add:
Fixed charges	130	114	114	92	84	92
Amortization of capitalized interest	2	2	2	1	1	1
Distributed earnings of equity method affiliates	28	28	29	20	15	31
Noncontrolling interest in pre-tax loss of subsidiaries	—	—	19	—	—	—
Less:
Capitalized interest	(4)	(4)	(11)	(8)	(5)	(2)
Noncontrolling interest in pre-tax income of subsidiaries	(1)	(1)	—	(3)	(3)	—

Total earnings	$424	$425	$(647)	$617	$503	$610

Fixed charges:

Interest expense, net of capitalized interest	$116	99	90	70	67	85
Capitalized interest	4	4	11	8	7	2
Amortization of premium (discount) on long-term debt	5	5	5	9	8	—
Amortization of debt expense	(4)	(3)	(3)	(3)	(2)	—
Implicit interest in rents	9	9	11	8	4	5

Total fixed charges	$130	$114	$114	$92	$84	$92

Series A preferred unit distributions	22	22	—	—	—	—

Total combined fixed charges and preferred unit distributions	$152	$136	$114	$92	$84	$92

Ratio of earnings to fixed charges(2)	3.26	3.72	—	6.73	5.99	6.61
Ratio of earnings to combined fixed charges and preferred unit distributions(3)	2.79	3.12	—	—	—	—

(1)	Includes non-cash impairment on goodwill and long-lived assets of $1,134 million for the year ended December 31, 2015.
(2)	Earnings were inadequate to cover fixed charges by $761 million for the year ended December 31, 2015 .
(3)	No preferred units were outstanding as of the years ended December 31, 2015, 2014, 2013 or 2012. No historical ratios of earnings to combined fixed charges and preferred unit distributions are presented for these years.
(4)	The pro forma ratios of earnings to fixed charges reflects the issuance of our 4.400% Senior Notes due 2027 on the first day of the applicable period and the use of a portion of the proceeds therefrom to repay the outstanding indebtedness under our credit facility. The pro forma ratio reflects the effects of additional interest expense that would have been incurred on the 4.400% Senior Notes, including amortization of debt expense and discount, and lower interest expense resulting from the assumed repayment of borrowings under our credit facility.